Via EDGAR, U.S. Mail and Facsimile                                                                                          November 12, 2010

Mr. H. Christopher Owings

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ITEX Corporation Definitive Additional Solicitation Materials on Schedule 14A Filed November 12, 2010 File No. 000-18275

Dear Mr. Owings,

On behalf of David Polonitza and the Committee to Enhance ITEX (the “Committee”), in connection with the Definitive Additional Solicitation Materials on Schedule 14A relating to ITEX Corporation (“ITEX”) filed on November 12, 2010 (the “Solicitation Materials”), we are providing this letter as supporting documentation to the filing.

Supporting information related to the November 12, 2010 filing follows:

No - between the end of FY 2003 to FY 2009, ITEX did not have over $2.6 million in cash on its Balance Sheet at any time, but as of July 31, 2010, ITEX had $5.17 million in cash. In our estimation, if ITEX generates the same level of free cash flow in calendar 2011 as in calendar 2010, even after the Committee’s plan to return $5 million in capital to shareholders and any potential costs related to our successful proxy solicitation, ITEX will still have over $2 million in cash on its balance sheet at the end of calendar 2011. The Committee has nominated board members, each of whom has worked with financial institutions either as a public company CFO, a business owner, Fortune 500 Company executive or investment banker.  Our board members will ensure that no covenants or conditions within the existing credit facility are breached by paying out any dividend.

In calendar 2010, ITEX Corp. generated approximately $2.5 million in operating cash flow. Additionally, ITEX historically generates $500,000 - $800,000 in cash flow from the period between July 31, 2010 to December 31, 2010.  The Committee estimates that ITEX will therefore have approximately $8.2 million in cash by the end of 2011 if no additional expenses were incurred by related to the Committee’s proxy solicitation, the Company’s business operates in 2011 in a manner consistent with operations during 2010, and no significant amounts of cash are returned to shareholders. The Committee’s plan to return $5 million in cash shareholders, coupled with our estimated proxy solicitation costs that we may incur in line with the information filed in our definitive proxy statement, results in our estimated figure of $2 million remaining on the balance sheet by December 31, 2011.

The existing credit facility covenants with US Bank can be found in an 8-k filing with the SEC submitted on November 12, 2009 (http://www.sec.gov/Archives/edgar/data/860518/000114420409057968/0001144204-09-057968-index.htm)

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Absolutely not – the Committee intends to return excess capital to shareholders, not keep it on the balance sheet earning a very-low rate of return.

According to page 29 of ITEX’s FY 2010 10-K, ITEX earned $42,000 in interest income during FY 2010.  It is the Committee’s opinion that this is a very-low rate of return (though in line the common interest baring account held today).

•         the Committee is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Committee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us at (502) 460-3141 should you require further information.

Very respectfully,

Charles PT Phoenix, Esq.

Rahul Pagidipati, Esq.

cc:	Securities and Exchange Commission

Nicholas P. Panos

The Committee to Enhance ITEX

David Polonitza

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